
06011511

FraserPapers

FILE No. 82-34837

February 21, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

SUPPL


PROCESSING
SECTION
RECEIVED
MAR 06 2006
152
SEC MAIL
WASH. D.C.

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Transfer Agent notice dated February 15, 2006 of Annual Meeting of Shareholders and Record Date; and
2. Code of Business Conduct dated February 7, 2006.

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: M Mueller
Marina Mueller
Assistant Corporate Secretary

Enclosures

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

dlw 3/9

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

CIBC Mellon Trust Company



February 15, 2006

Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission
British Columbia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Government of the Northwest Territories
Government of Yukon
Government of Nunavut

Dear Sirs:

RE: FRASER PAPERS INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 4, 2006
RECORD DATE FOR NOTICE:	March 13, 2006
RECORD DATE FOR VOTING:	March 13, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 13, 2006
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc: CDS & Co. (Via Fax)

pk\NM_FraserPapers

FRASER PAPERS INC.
CODE OF BUSINESS CONDUCT

February 7, 2006

In varying degrees, each director, officer and employee (an "employee") of Fraser Papers Inc. and its subsidiaries ("Fraser Papers") represents Fraser Papers in his or her dealings with others, whether other employees, customers, suppliers, competitors, securityholders, governments or the general public. Fraser Papers expects each employee to conduct his or her activities with the highest standards of honesty and integrity and in compliance with all legal requirements.

So that there can be no doubt as to what is expected of each employee in this regard, the Board of Directors of Fraser Papers has endorsed a Code of Business Conduct (the "Code") which is to be followed by each Fraser Papers employee. In summary:

1. Employees must comply with all laws applicable to Fraser Papers' business.

2. Employees must deal fairly with Fraser Papers' stakeholders.

3. Employees must not offer expensive gifts or other benefits to persons, including public officials and political parties, that might influence or be perceived as influencing a business decision.

4. Employees must not accept expensive gifts or other benefits from persons doing or seeking to do business with Fraser Papers.

5. Employees must avoid all situations in which their personal interests conflict or might conflict with the interests of Fraser Papers.

6. Employees must not use for their own financial gain, or disclose for the use of others, information obtained as a result of their employment that has not been disclosed to the public.

7. Employees must ensure that the books and records of Fraser Papers accurately reflect all transactions and report any accounting, auditing or disclosure concerns.

8. Employees have the obligation to report any violation of laws or this Code of Business Conduct.

9. Employees must comply with the policy of Fraser Papers to provide an environment free of discrimination and harassment.

10. Employees should protect the assets, including Internet access provided by Fraser Papers, and use the assets of Fraser Papers only for business-related purposes.

EXPLANATION OF CODE

The Code prescribes the minimum moral and ethical standards of conduct required of all employees of Fraser Papers. Failure to comply with the Code can have severe consequences. Violations of the Code will result in appropriate discipline, which may include discharge.

A brief explanation of each of the rules constituting the Code is set forth below. Any employee who has questions regarding the application of any rule should seek guidance from his or her supervisor.

Compliance with the Law

Many of Fraser Papers' activities are subject to complex and changing laws. Ignorance of the law is not, in general, a defence to an action for contravention of a law. We expect employees to make every reasonable effort to become familiar with all laws affecting their activities and to exert due diligence in complying with these laws.

Our objective is to eliminate willful or negligent violations of these laws.

For example, there are laws for the protection of the environment. Fraser Papers' policy is to meet or exceed all applicable governmental requirements regarding the environment. Employees whose activities may affect the environment must be aware of the applicable governmental requirements and report any violations thereof to their superiors, or to a senior officer of Fraser Papers. Similarly, no employee may make any agreement or enter into any arrangement contrary to competition laws. Such agreements do not have to be in writing to contravene competition laws.

Fraser Papers will make information concerning applicable laws available to its employees. If any employee has any doubts as to the applicability of any law, he or she should refer the matter to his or her supervisor who may obtain advice from Fraser Papers' counsel.

Fair Dealing

Employees must endeavour to deal fairly with all stakeholders, including securityholders, customers, suppliers, competitors and employees, and should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Gifts to Persons

Employees whose duties permit them to do so, such as employees in marketing, may offer modest gifts, entertainment or other benefits to persons who have a business relationship with Fraser Papers. The benefits must be given in accordance with generally accepted ethical business practices. For example, it is acceptable to take a customer to dinner but it is not acceptable to give a customer cash.

Any donation or benefit to a public official or political party must be in accordance with the policy established by the Board of Directors to deal with such matters. Fraser Papers encourages its employees to become involved in political activity acting on their own behalf, but not as representatives of Fraser Papers.

Gifts from Persons

Employees may accept modest gifts, entertainment or other benefits from persons doing or seeking to do business with Fraser Papers, provided the benefits are given in accordance with generally accepted business practices.

For example, a pair of tickets to a baseball game may be accepted from a supplier, but it is unacceptable to take a vacation trip from a supplier.

Conflicts of Interest

A conflict of interest arises where an employee's judgement in acting on behalf of Fraser Papers is or may be influenced by an actual or potential personal benefit for the employee or a relative or friend of the employee. These benefits may be financial or non-financial, direct or indirect, through family connections or personal associations, or otherwise. Employees have a conflict of interest if they are involved in any activity that prevents them from performing their Fraser Papers duties properly, or that may create a situation that would affect their judgement or ability to act in the best interests of Fraser Papers. For example, no employee should have a significant interest in a business that supplies goods to, or buys goods from, Fraser Papers.

Confidential Information

All employees must keep confidential, and not use for themselves or others, all information concerning Fraser Papers or its business or its employees that has not been disclosed to the public, unless such disclosure is authorized by a senior officer of Fraser Papers. Information is considered to be disclosed to the public if it is in Fraser Papers' annual report, annual information form, management proxy circular, press releases or other communications made by management to the public. For example, no employee

who has material confidential information concerning Fraser Papers may buy or sell securities of Fraser Papers until such information has been disclosed to the public.

This non-disclosure obligation applies both during employment with Fraser Papers, and after termination of employment or retirement.

Accuracy of Books and Records

The books and records of Fraser Papers must reflect all its transactions in a timely and accurate manner in order to, among other things, permit the preparation of accurate financial statements. All assets and liabilities of Fraser Papers must be recorded.

All employees should submit good faith questions and concerns regarding accounting, auditing or disclosure matters to his or her supervisor or to the Chair of the Audit Committee. Contact information for the Chair of the Audit Committee, as noted below under "Whistle Blowing" can also be found on Fraser Papers' web site, www.fraserpapers.com, in the "Contact Us" section.

Whistle Blowing

Each employee must report any violation of law or of this Code. In most cases, the employee should report his or her concern to their immediate supervisor. However, if the employee considers that the supervisor is not the appropriate individual to address the matter, or if the supervisor is not dealing with the issues raised in an appropriate manner, the employee should report the matter to the CEO of Fraser Papers. Similarly, if the employee believes that the CEO is not the person to address the matter or if the employee is not satisfied with the response from the CEO, he or she should advise the Chair of the Audit Committee. Contact information for the Chair of the Audit Committee can be found on Fraser Papers' web site, www.fraserpapers.com, in the "Contact Us" section. The Chair of the Audit Committee can be reached at 416-359-8645 or toll free at 1-866-274-0157 or via email at auditchair@fraserpapers.com.

There will be no reprisal or other action taken against any employee who, in good faith, brings forward concerns about actual or potential violations of laws or the Code of Business Conduct.

Work Environment

Fraser Papers is committed to ensuring the health and safety of its employees. All employees must comply with applicable occupational, health and safety laws and not engage in illegal or dangerous behaviours.

Each employee must comply with Fraser Papers' policy of providing an environment free of discrimination and harassment based on race, sex, sexual orientation, colour, national or ethnic origin, religion, marital status, family status, age or disability. Harassment may occur in a variety of ways and may, in some circumstances, be unintentional. Regardless of intent, such conduct is not acceptable and may also constitute a violation of human rights legislation.

Company Assets

Fraser Papers' employees are entrusted with the care, management and cost-effective use of Fraser Papers' assets and should not make use of these resources for their own personal gain or purposes. For example, Fraser Papers provides its employees with access to the Internet for business purposes. These purposes include researching and downloading business-related information and files. Internet use must be conducted in a professional manner, e.g. accessing Internet sites containing obscene or offensive material is prohibited. In addition, employees must be vigilant to ensure that network security is maintained.

COMPLIANCE WITH CODE

All employees of Fraser Papers will be provided with a copy of this Code. At commencement of employment and each year thereafter, each director, officer and salaried employee will be required to sign an acknowledgement in the form attached, which will be retained by the head of his or her department.

In addition, all employees must disclose in writing to the head of their department all activities, investments or businesses that might create, or reasonably be regarded as creating, an actual or potential conflict of interest with their duties for Fraser Papers. Each head of a department must ensure that actions are taken so that there will be no conflicts of interest within his or her department.

Monitoring and Reporting

Management at each Fraser Papers location must maintain procedures for preventing and detecting violations of law and the Corporation's policies. At each location, the human resources manager is responsible for overseeing compliance with these procedures. All complaints will be separately documented and shall include a report that contains a complete description of the allegation(s), the action taken (including investigation and/or disciplinary action), the status of the file as pending or closed and, if closed, a statement describing the final disposition of the case. A summary of such documentation with respect to each complaint shall be forwarded to the Senior Vice President, Human Resources on a regular basis. The Senior Vice President, Human Resources will report to the Audit Committee quarterly on all complaints received.

FraserPapers

FRASER PAPERS INC.

CODE OF BUSINESS CONDUCT

Acknowledgement

I acknowledge that I have received a copy of the Fraser Papers Inc. Code of Business Conduct dated February 7, 2006 and that I have read it and understand its contents. I acknowledge and accept that my continued employment by Fraser Papers may be dependent upon my compliance with its rules as set forth in the Code of Business Conduct. I also understand that I have an obligation to report any violation of these rules in the manner set forth in the Code of Business Conduct.

____________________	____________________
Signature of employee	*Title*
____________________	____________________
Date	*Location*